भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

Date : 08.02.2008
Ref. No.: CO/S&B/SKT/2008/415

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2007-2008

We enclose for your information a copy of our letter No. CO/S&B/SKT/2008/400 dated 08.02.2008 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

SEC Mail
Mail Processing
Section
FEB 12 2008
Washington, DC
109

Yours faithfully,

General Manager
Encl.: a/a.

[redacted]

08000802

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Date : 08.02.2008
Ref. No.: CO/S&B/SKT/2008/400

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR THE YEAR 2007-2008

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its notification No. DBS.ARS.No.10221/08.21.002/2007-2008 dated 31st January, 2008 have appointed following 14 Audit Firms as Statutory Central Auditors for the Bank in terms of section 41(I) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

Sr. No.	Name of Auditor
1	M/s D.P.Sen & Co., Kolkata
2	M/s Khandelwal Jain & Co., Mumbai
3	M/s S.K. Mittal & Co., New Delhi,
4	M/s R.G.N. Price & Co, Chennai,
5	M/s M.M.Nissim & Co., Mumbai,
6	M/s Jain Kapila Associates, New Delhi
7	M/s Vinay Kumar & Co., Allahabad
8	M/s Dutta Sarkar & Co., Kolkata
9	M/s Laxminiwas & Jain, Hyderabad,
10	M/s A.K.Sabat & Co., Bhubaneswar,
11	M/s, Dutta Singla & Co., Chandigarh
12	M/s G.M.Kapadia & CO., Mumbai
13	M/s V.K.Jindal & Co. Ranchi
14	M/s Vardhaman & Co., Chennai.

2. Out of the 14 firms, the following firms have been newly appointed for 2007-2008 Statutory Audit.

Sr. No.	Name of Auditor
1	M/s V.K.Jindal & Co. Ranchi
2	M/s A.K.Sabat & Co., Bhubaneswar
3	M/s Dutta Sarkar & Co., Kolkata

Yours faithfully,

General Manager

भारतीय स्टेट बैंक का. के. मुंबई S.B.I. C.O. Mumbai
शे एवं बं. विभाग
S & B Deptt.

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2008/ 302 Date: 29.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2007

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/275 dated 29.01.2008 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of limited review report.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

MEMO. CC/A&C/A&A/C-112/ 3053.

THE GENERAL MANAGER (SHARES & BONDS)

QUARTERLY REVIEW OF ACCOUNTS AS ON 31ST DECEMBER 2007

We refer to paragraph 2 of our memo no. CC/A&C/A&A/C-112/2920 dated the 7th January 2008. In this connection, we enclose one set of originals of working results of our Bank for the quarter ended 31st December 2007, subjected to review by Statutory Central Auditors (SCAs), together with the Review Report of the SCAs, which may be forwarded to the Stock Exchanges.

Audit & Appropriations Section,
SBI, Corporate Centre,
Mumbai, 28.01.2008.

Dy. General Manager (A&C)

S.B.I. C.C. Mumbai
S & B Deptt.

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE PERIOD ENDED 31ST DECEMBER 2007

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the period ended December 31, 2007. This statement is the responsibility of the Bank's Management and has been approved by the Board of Directors.

2 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The financial results incorporate the relevant returns of **42** branches reviewed by us, **55** branches reviewed by other Chartered Accountants as Concurrent Auditors of the Bank, **20** Foreign Offices reviewed by local auditors specially appointed for this purpose, **293** branches reviewed by Bank's own officials acting as Concurrent Auditors, the returns of **398** branches certified by Branch Managers as per instructions of the Bank's Management, and unreviewed returns in respect of **9299** branches (including 14 Foreign Offices). In the conduct of our review, in addition to **42** branches reviewed by us, we have relied on the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors, local auditors of Foreign Offices and Branch Managers of domestic branches, aggregating to **766** branches / offices. Apart from these review reports, in the conduct of our review, we have also relied upon various returns received from the branches of the Bank. These review reports, including those of 398 branches returns certified by Branch Managers as per instructions of the Bank's Management, cover **63.03%** of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, this review also covers **53.76%** of Non Performing Advances (NPAs) as on December 31, 2007, including those certified at 398 branches by the Branch Managers as per instructions of the Bank's Management.

4. Based on our review conducted as above and subject to limitation in scope as mentioned in Para 3 above and further subject to non compliance of Accounting Standard 15 "Employee Benefits" (revised 2005) for the reasons stated in note no. 2, the impact of which has not been ascertained, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with accounting standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of

S & B Deptt.

the Listing Agreement, including the manner in which it is to be disclosed, or that it contains any material misstatement, or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

M. M. Nissim & Co.,
Chartered Accountants

Sanjay Khemani
Partner : M.No.044577

Khandelwal & Jain & Co.,
Chartered Accountants

Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants

P. M. Veeramani
Partner : M.No. 023933

S. K. Mittal & Co.,
Chartered Accountants

S. K. Chopra
Partner : M.No.014907

Vinay Kumar & Co.,
Chartered Accountants

V. K. Agrawal
Partner : M.No. 013795

D. P. Sen & Co.,
Chartered Accountants

P. L. Sarkar
Partner : M.No. 051043

Laxminiwas & Jain,
Chartered Accountants

Laxminiwas Sharma
Partner : M. No. 014244

Chaturvedi & Co.,
Chartered Accountants

S. C. Chaturvedi
Partner : M.No. 012705

Jain Kapila Associates
Chartered Accountants

D. K. Kapila
Partner : M.No. 016905

Datta Singla & Co.,
Chartered Accountants

Sandeep Datta
Partner : M.No. 092413

M Choudhury & Co.,
Chartered Accountants

D. Choudhury
Partner : M.No. 052066

G. M. Kapadia & Co.,
Chartered Accountants

Rajen Ashar
Partner : M.No. 048243

Vardhaman & Co.,
Chartered Accountants

V. Baskaran
Partner : M.No.012202

Mumbai,
24th January 2008.

STATE BANK OF INDIA

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 31ST DECEMBER 2007

(Rs.in crores)

	Particulars	Quarter ended		Nine months' period ended		Year ended
		31-Dec-07 (Reviewed)	31-Dec-06 (Reviewed)	31-Dec-07 (Reviewed)	31-Dec-06 (Reviewed)	31-Mar-07 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	12,666.81	9,446.36	35,173.58	26,724.60	38,454.23
(a)	Interest/discount on advances / bills	9,271.05	6,413.55	25,424.64	17,782.61	24,839.18
(b)	Income on investments	3,271.11	2,329.24	8,732.40	7,404.52	10,456.19
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	92.61	628.74	981.28	1,458.91	2,719.61
(d)	Others	32.04	74.83	35.26	78.56	439.25
2	Other Income	2,697.19	1,822.02	6,077.73	4,347.88	6,806.05
3	TOTAL INCOME (1+2)	15,364.00	11,268.38	41,251.31	31,072.48	45,260.28
4	Interest Expended	8,410.45	6,007.20	23,152.94	16,213.11	23,436.82
5	Operating Expenses (i) + (ii)	3,293.81	2,911.48	9,363.95	8,591.52	11,823.52
(i)	Employee cost	2,194.68	2,029.71	6,216.27	5,908.71	7,932.58
(ii)	Other Operating Expenses	1,099.13	881.77	3,147.68	2,682.81	3,890.94
6	TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	11,704.26	8,918.68	32,516.89	24,804.63	35,260.34
7	OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	3,659.74	2,349.70	8,734.42	6,267.85	9,999.94
8	Provisions (other than tax) and Contingencies (net of write-back)	804.43	661.43	1,049.51	1,233.87	2,409.64
	Of which Provisions for Non performing Assets	444.12	698.26	935.96	698.26	1,429.50
9	Exceptional items	0.00	0.00	0.00	0.00	0.00
10	Profit from Ordinary Activities before tax (7-8-9)	2,855.31	1,688.27	7,684.91	5,033.98	7,590.30
11	Tax expenses	1,046.67	623.21	2,839.04	1,985.86	3,048.99
12	Net Profit from Ordinary Activities after tax (10-11)	1,808.64	1,065.06	4,845.87	3,048.12	4,541.31
13	Extraordinary Items (net of tax expense)	0.00	0.00	0.00	0.00	0.00
14	Net Profit for the period (12-13)	1,808.64	1,065.06	4,845.87	3,048.12	4,541.31
15	Paid-up equity share capital (Face Value of Rs. 10 per share)	526.30	526.30	526.30	526.30	526.30
16	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	30,772.26	27,117.79	30,772.26	27,117.79	30,772.26
17	Analytical Ratios					
(i)	Percentage of shares held by Government of India	59.73%	Nil	59.73%	Nil	Nil
(ii)	Capital Adequacy Ratio	12.28%	11.86%	12.28%	11.86%	12.34%
(iii)	Earnings Per Share (EPS)					
	(a) Basic and diluted EPS before Extraordinary Items (net of tax expense) : Not annualised	34.37	20.24	92.07	57.92	86.29
	(b) Basic and diluted EPS after Extraordinary Items: Not annualised	34.37	20.24	92.07	57.92	86.29
(iv)	NPA Ratios					
	(a) Amount of gross non-performing assets	10,641.46	9,902.85	10,641.46	9,902.85	9,998.22
	(b) Amount of net non-performing assets	5,610.01	4,487.16	5,610.01	4,487.16	5,257.72
	(c) % of gross NPAs	2.49%	3.15%	2.49%	3.15%	2.92%
	(d) % of net NPAs	1.44%	1.45%	1.44%	1.45%	1.56%
(v)	Return on Assets (Annualised)	1.06%	0.79%	1.00%	0.78%	0.84%
18	Public Shareholding					
	-- No. of shares	211959678	211959678	211959678	211959678	211959678
	-- Percentage of Shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Nine months' period ended		Year ended
			31-Dec-07 (Reviewed)	31-Dec-06 (Reviewed)	31-Dec-07 (Reviewed)	31-Dec-06 (Reviewed)	31-Mar-07 (Audited)
1		Segment Revenue (Income)					
	a	Banking Operations	14345.12	11285.12	40103.34	31082.13	44536.00
	b	Treasury Operations	3965.42	2700.12	9547.58	7920.21	11464.20
		Total	18310.54	13985.24	49650.92	39002.34	56000.20
		Less : Inter Segment Revenue	2946.54	2716.86	8399.61	7929.86	10739.92
		Net Income from Operations	15364.00	11268.38	41251.31	31072.48	45260.28
2		Segment Results (Profit before tax)					
	a	Banking Operations	2584.75	1762.89	7892.80	5174.74	8706.55
	b	Treasury Operations	775.04	-220.68	1100.07	-438.68	117.73
		Total	3359.79	1542.21	8992.87	4736.06	8824.28
		Add/(Less) : Unallocated	-504.48	146.06	-1307.96	297.92	-1233.98
		Profit before Tax	2855.31	1688.27	7684.91	5033.98	7590.30
		Less : Income Tax (Including FBT)	1046.67	623.21	2839.04	1985.86	3048.99
		Net Profit	1808.64	1065.06	4845.87	3048.12	4541.31
3		Capital Employed (Segment Assets-Segment Liabilities)					
	a	Banking Operations	27898.62	24528.60	27898.62	24528.60	27898.62
	b	Treasury Operations	3399.94	3115.49	3399.94	3115.49	3399.94
		Total	31298.56	27644.09	31298.56	27644.09	31298.56

(Segment Assets and Liabilities are as on 31st March of the previous year)

भारतीय स्टेट बैंक का. के. मुंबई S.B.I. C. O. Mumbai S & B Deptt.

Notes:

1. The working results for the period ended 31st December 2007 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. Accounting Standard 15 "Employee Benefits" (revised 2005) is effective for accounting periods commencing on or after 07.12.2006. As per this Standard, the difference (as adjusted by any related tax expense) between the transitional liability and the liability that would have been recognised at the same date, as per pre revised Accounting Standard (AS) 15, 'Accounting for Retirement Benefits in the Financial Statements of Employers', should be adjusted immediately against opening balance of revenue reserves and surplus. The Institute of Chartered Accountants of India has made a limited revision to this provision, which has been notified on 17.10.2007. This revision provides the Bank with another option to charge additional liability arising upon the first application of the standard as an expense over a period up to 5 years. The Bank is currently examining both the alternatives. The impact of the Accounting Standard 15 "Employee Benefits" (revised 2005) has not been ascertained for transitional provision and current period(s). In the interregnum, the Bank has made adequate provisions as per pre-revised Accounting Standard 15, 'Accounting for Retirement Benefits in the Financial Statements of Employers'.

3. During the period ended 31st December 2007, the Bank has made following investments in its foreign / domestic subsidiaries for the purpose of funding business growth :
   - Increased stake in Indian Ocean International Bank Ltd. (IOIB) Mauritius, from 56.84% to 62.28%.
   - Infused additional Capital of
     - i) Rs. 121.90 crores in State Bank of India (Canada).
     - ii) Rs. 39.84 crores in State Bank of India (California).
     - iii) Rs. 59.77 crores in State Bank of India International (Mauritius) Ltd.
     - iv) Rs. 74.00 crores in SBI Life Insurance Co. Ltd.
     - v) Rs. 120.00 crores in SBI Cards & Payment Services P. Ltd.

4. During the period ended 31st December 2007, the Boards of State Bank of India (SBI) and State Bank of Saurashtra (SBS) have accorded approval for merger of SBS with SBI. The matter has further been referred to RBI and Government of India for approval. Necessary approval is awaited. As the merger process has not yet been crystallized, there is no impact on the Bank's quarterly results as on 31.12.2007.

5. In terms of RBI circular dated 20th April 2007, the Bank had accounted for amortization of premium in respect of securities included in the 'Held to Maturity' (HTM) category as an adjustment against 'Other Income'. Based on the clarification issued by RBI on 11th July 2007, Banks are required to reflect the amortization of premium held in HTM category by an adjustment to the 'Interest Earned'. Accordingly, the Bank has carried out the reclassification of the same for the period ended 31st December 2007. This change in accounting procedure does not have any impact on the net profit for the period(s) under review.

6. During the period ended 31st December 2007, the Bank has raised USD 225 million (Rs.915.86 crores) as Hybrid Tier I Capital in the form of Perpetual Non Call 2017 Bonds.

7. During the period ended 31st December 2007, the entire share holding of Reserve Bank of India in State Bank of India (aggregating 31,43,39,200 equity shares (59.73%), with a face value of Rs. 10/- each) has been transferred to the Central Government.

8. During the period ended 31st December 2007, the Bank has shifted SLR investments having aggregate Face Value of Rs.9081.57 crores (corresponding previous period – Rs.9400 crores) from 'Available for Sale' (AFS) category to 'Held to Maturity' (HTM) category, resulting in a net revaluation loss of Rs.297.67 crores (corresponding previous period – Rs.225.73 crores).

9. The qualifications made by the Statutory Central Auditors in their review report on the financial results of quarter ended 30th June 2007 and the resolution thereof :
   (i) Non compliance of AS 15 (revised 2005), the impact of which has not been ascertained: The management's response is detailed in Note 2 above.

10. The Bank has decided to issue Equity Shares on rights basis to the existing shareholders for augmentation of Capital.

11. Number of Investors Complaints received and disposed of during the quarter ended 31st December, 2007: (i) Pending at the beginning of the quarter – 76. (ii) Received during the quarter – 1004. (iii) Disposed of during the quarter – 1016 (iv) Lying unresolved at the end of the quarter – 64.

12. Previous period figures have been regrouped/reclassified, wherever necessary, to conform to current period classification.

The above results have been approved by the Central Board of the Bank on the 24th January 2008 and were subjected to Review by the Auditors.

S. K. BHATTACHARYYA
Managing Director
and Chief Credit & Risk Officer

T. S. BHATTACHARYA
Managing Director
and Group Executive (Corporate Banking)

O. P. BHATT
Chairman

In terms of our Review Report of even date.

M. M. Nissim & Co.,
Chartered Accountants
Sanjay Khemani
Partner : M.No. 044577

Khandelwal & Jain & Co.,
Chartered Accountants
Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants
P. M. Veeramani
Partner : M.No.023933

S. K. Mittal & Co.,
Chartered Accountants
S. K. Chopra
Partner : M.No. 014907

Vinay Kumar & Co.,
Chartered Accountants
V. K. Agrawal
Partner : M.No. 013795

D. P. Sen & Co.,
Chartered Accountants
P. L. Sarkar
Partner : M.No. 051043

Laxminiwas & Jain,
Chartered Accountants
Laxminiwas Sharma
Partner : M.No. 014244

Chaturvedi & Co.,
Chartered Accountants
S. C. Chaturvedi
Partner : M.No. 012705

Jain Kapila Associates,
Chartered Accountants
D. K. Kapila
Partner : M.No. 016905

Datta Singla & Co.,
Chartered Accountants
Sandeep Datta
Partner : M.No. 092413

M Choudhury & Co.,
Chartered Accountants
D. Choudhury
Partner : M.No. 052066

G.M. Kapadia & Co.,
Chartered Accountants
Rajen Ashar
Partner : M.No. 048243

Vardhaman & Co.,
Chartered Accountants
V. Baskaran
Partner : M.No. 012202

Mumbai,
24th January 2008.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2008/ 243 Date: 24.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

FILE NO. 82.4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2007

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/219 dated 24.01.2008 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the reviewed (unaudited) financial results for the quarter ended 31st December, 2007.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India
with you - all the way

श्रेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Letter No.CO/S&B/SKT/2008/219 Date: 24.01.2008

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT
REVIEWED (UNAUDITED) FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER, 2007

In terms of Clause 41 of the Listing Agreement with the Exchange, we forward herewith a copy of the reviewed (unaudited) financial results of the Bank for the quarter ended 31st December, 2007, approved by the Central Board of the Bank at its meeting held on date.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
Encl. as above

S&B Deptt. S.B.I. C.O. Mumbai

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

FILE NO. 32.4524

UNAUDITED FINANCIAL RESULTS FOR THE PERIOD ENDED 31ST DECEMBER 2007

(Rs.in crores)

	Particulars	State Bank of India					State Bank of India (Consolidated)				
		Quarter ended		9-month period ended		Year ended	Quarter ended		9-month period ended		Year ended
		31.12.2007 (Reviewed)	31.12.2006 (Reviewed)	31.12.2007 (Reviewed)	31.12.2006 (Reviewed)	31.03.2007 (Audited)	31.12.2007 (Reviewed)	31.12.2006 (Reviewed)	31.12.2007 (Reviewed)	31.12.2006 (Reviewed)	31.03.2007 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	12666.81	9446.36	35373.58	26724.60	38454.23	18434.51	13731.71	51792.81	38849.26	55575.35
(a)	Interest/discount on advances / bills	9271.05	6413.55	25624.64	17782.61	24839.18	13611.15	9445.46	37858.26	26141.03	36832.81
(b)	Income on investments	3271.11	2329.24	8732.40	7404.52	10456.19	4648.15	3495.18	12699.82	10902.27	15163.71
(c)	Interest on balances with Reserve Bank of India and other inter bank funds	92.61	628.74	981.28	1458.91	2719.61	154.04	700.13	1171.65	1709.89	3122.94
(d)	Others	32.04	74.83	35.26	78.56	439.25	21.17	90.94	63.08	96.07	455.89
2	Other Income	2697.19	1822.02	5877.73	4347.88	6806.05	5946.48	3313.42	12894.98	7828.63	12801.48
3	TOTAL INCOME (1+2)	15364.00	11268.38	41251.31	31072.48	45260.28	24380.99	17045.13	64687.79	46677.89	68376.83
4	Interest Expended	8410.45	6007.20	23152.94	16213.11	23436.82	12535.31	8718.92	34765.91	23735.60	33982.75
5	Operating Expenses (i) + (ii)	3293.81	2911.48	9363.95	8591.52	11823.52	6919.83	4855.57	17801.11	13818.41	20001.78
(i)	Employee cost	2194.68	2029.71	6216.27	5908.71	7932.58	2963.40	2734.35	8493.93	7994.55	10597.46
(ii)	Other Operating Expenses	1099.13	881.77	3147.68	2682.81	3890.94	3956.43	2121.22	9307.18	5823.86	9404.32
6	TOTAL EXPENDITURE (4) + (5) (excluding Provisions and Contingencies)	11704.26	8918.68	32516.89	24804.63	35260.34	19455.14	13574.49	52567.02	37554.01	53984.53
7	OPERATING PROFIT (3 - 6) (before Provisions and Contingencies)	3659.74	2349.70	8734.42	6267.85	9999.94	4925.85	3470.64	12120.77	9123.88	14392.30
8	Provisions (other than tax) and Contingencies (net of write-back)	804.43	661.43	1049.51	1233.87	2409.64	1131.66	964.54	1852.64	1922.71	3580.16
	--- of which provisions for Non-performing assets	444.12	698.26	933.96	698.26	1429.50	678.00	519.81	1595.26	1005.43	1775.89
9	Exceptional Items	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
10	Profit from Ordinary Activities before tax (7-8-9)	2855.31	1688.27	7684.91	5033.98	7590.30	3794.19	2506.10	10268.13	7201.17	10812.14
11	Tax expenses	1046.67	623.21	2839.04	1985.86	3048.99	1351.88	931.53	3697.62	2798.45	4192.34
12	Net Profit from Ordinary Activities after tax (10-11)	1808.64	1065.06	4845.87	3048.12	4541.31	2442.31	1574.57	6570.51	4402.72	6619.80
13	Extraordinary Items (net of tax expense)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
14	Net Profit for the period (12-13)	1808.64	1065.06	4845.87	3048.12	4541.31	2442.31	1574.57	6570.51	4402.72	6619.80
	Net Profit after Minority Interest						2383.66	1524.42	6396.04	4221.87	6364.37
15	Paid-up equity share capital (Face Value of Rs. 10 per share)	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30
16	Reserves excluding Revaluation Reserves (as per balance sheet of previous accounting year)	30772..26	27117.79	30772..26	27117.79	30772..26	41691.86	36680.41	41691.86	36680.41	41691.86
17	Analytical Ratios										
(i)	Percentage of shares held by Government of India	59.73%	nil	59.73%	nil	nil	nil	nil	nil	nil	nil
(ii)	Capital Adequacy Ratio	12.28%	11.86%	12.28%	11.86%	12.34%					12.36%
(iii)	Earnings Per Share (EPS) (in Rs.)										
	(a) Basic and diluted EPS before Extraordinary items (net of tax expense)	34.37 (not annualised)	20.24 (not annualised)	92.07 (not annualised)	57.92 (not annualised)	86.29	45.29 (not annualised)	28.96 (not annualised)	121.53 (not annualised)	80.22 (not annualised)	120.93
	(b) Basic and diluted EPS after Extraordinary items	34.37 (not annualised)	20.24 (not annualised)	92.07 (not annualised)	57.92 (not annualised)	86.29	45.29 (not annualised)	28.96 (not annualised)	121.53 (not annualised)	80.22 (not annualised)	120.93
(iv)	NPA Ratios										
	(a) Amount of gross non-performing assets	10641.46	9902.85	10,641.46	9902.85	9998.22					
	(b) Amount of net non-performing assets	5610.01	4487.16	5,610.01	4487.16	5257.72					
	(c) % of gross NPAs	2.69%	3.15%	2.69%	3.15%	2.92%					
	(d) % of net NPAs	1.44%	1.45%	1.44%	1.45%	1.56%					
(v)	Return on Assets (Annualised)	1.06%	0.79%	1.00%	0.78%	0.84%					
18	Public Shareholding										
	--- No. of shares	211959678	211959678	211959678	211959678	211959678					
	--- Percentage of Shareholding	40.27%	40.27%	40.27%	40.27%	40.27%					

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		9-month period ended		Year ended
			31.12.2007 (Reviewed)	31.12.2006 (Reviewed)	31.12.2007 (Reviewed)	31.12.2006 (Reviewed)	31.03.2007 (Audited)
1		Segment Revenue (Income)					
	a	Banking Operations	14345.12	11285.12	40103.34	31082.13	44536.00
	b	Treasury Operations	3965.42	2700.12	9547.58	7920.21	11464.20
		Total	18310.54	13985.24	49650.92	39002.34	56000.20
		Less : Inter Segment Revenue	2946.54	2716.86	8399.61	7929.86	10739.92
		Net Income from Operations	15364.00	11268.38	41251.31	31072.48	45260.28
2		Segment Results (Profit before tax)					
	a	Banking Operations	2584.75	1762.89	7892.50	5174.74	8706.55
	b	Treasury Operations	775.04	-220.68	1100.07	-438.68	117.73
		Total	3359.79	1542.21	8992.57	4736.06	8824.28
		Add / (Less) : Unallocated	-504.48	146.06	-1307.66	297.92	-1233.98
		Profit before Tax	2855.31	1688.27	7684.91	5033.98	7590.30
		Less : Income Tax (including FBT)	1046.67	623.21	2839.04	1985.86	3048.99
		Net Profit	1808.64	1065.06	4845.87	3048.12	4541.31
3		Capital Employed (Segment Assets - Segment Liabilities)					
	a	Banking Operations	27898.62	24528.60	27898.62	24528.60	27898.62
	b	Treasury Operations	3399.94	3115.49	3399.94	3115.49	3399.94
		Total	31298.56	27644.09	31298.56	27644.09	31298.56

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the period ended 31st December 2007 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and other contingencies on an estimated basis.
2. Accounting Standard 15 "Employee Benefits" (revised 2005) is effective for accounting periods commencing on or after 07.12.2006. As per this Standard, the difference (as adjusted by any related tax expense) between the transitional liability and the liability that would have been recognised at the same date, as per-revised Accounting Standard 15, "Accounting (for Retirement Benefits in the Financial Statements of Employers', should be adjusted immediately against opening balance of revenue reserves and surplus. The Institute of Chartered Accountants of India has

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2008/ 247

Date: 24.01.2008

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 36
PURCHASE OF SHARES OF STAKEHOLDERS
IN GLOBAL TRADE FINANCE LTD. (GTFL)

We enclose for your information a copy of our letter No.CO/S&B/SKT/2008/231 dated 24th January 2008 addressed to The Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl. : a/a.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Letter No. CO/S&B/SKT/2008/231 Date: 24.01.2008

Dear Sir,

FILE NO. 82.4524

LISTING AGREEMENT: CLAUSE 36
PURCHASE OF SHARES OF STAKEHOLDERS
IN GLOBAL TRADE FINANCE LTD. (GTFL)

In terms of Clause 36 of the Listing Agreement, we advise that State Bank of India intends to purchase shareholding of Export-Import Bank of India (EXIM), IFC, Washington (IFC) and FIM Bank, Malta (FIM) in Global Trade Finance Ltd. (GTFL), aggregating to 91% of the total shareholding of GTFL, at an aggregate price of Rs. 520.55 cr. Approval from RBI for the purchase of these shares is awaited. As per RBI guidelines, a prior Public Notice of 30 days is required to be given by the sellers and buyer(s) before effecting the sale or transfer of the ownership of shares or transfer of control. Accordingly, a public notice is being issued jointly by Export-Import Bank of India(EXIM), IFC, Washington (IFC), FIM Bank, Malta (FIM) and SBI regarding the sale/purchase of shares subject to necessary permissions, consents and /or approval.

Yours faithfully,

General Manager
(Shares & Bonds)

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Securities & Exchange Commission,
Division of Corporate Finance,
100, F Street,E. E.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/BKT/2007-08/180

January 18, 2008

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
APPOINTMENT OF DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/178 dated the 18th January, 2008, addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange, ,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

CO/S&B/SKT/2007-08/178

18th January 2008

Dear Sir,

LISTING AGREEMENT : APPOINTMENT OF DIRECTORS

In terms of Clause 30(a) of the Listing Agreement, we have to advise that the Government of India in pursuance of clause (e) of Section 19 of the State Bank of India Act, 1955 (23 of 1955) has nominated Shri Arun Ramanathan, Secretary, Ministry of Finance, Department of Financial Services, New Delhi as a Director on the Central Board of State Bank of India with effect from 18th January 2008, vice Shri Vinod Rai.

2. In this connection, we enclose a copy of the Government of India Notification F. No.9/7/2007-BO.I dated 18th January 2008.

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Enclo: As above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखें.*

(TO BE PUBLISHED IN PART II SECTION 3(II) OF THE GAZETTE OF INDIA)

F.No. 9/7/2007 - BO.I
Government of India
Ministry of Finance
Department of Financial Services

New Delhi, dated the 18th January, 2008
Pausa 28,1929 (Saka)

NOTIFICATION

In exercise of the powers conferred by clause (e) of Section 19 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, hereby nominated Shri Arun Ramanathan, Secretary, Ministry of Finance, Department of Financial Services, New Delhi as a Director on the Central Board of State Bank of India with immediate effect and until further orders vice Shri Vinod Rai.

(G.B. Singh)
Deputy Secretary to the Government of India

To,
The Manager,
Government of India Press,
Mayapuri Industrial Area,
Ring Road,
New Delhi.